Fortune Rise Acquisition Corporation

48 Bridge Street, Building A

Metuchen, New Jersey 08840

October 18, 2021

Via Edgar

Mr. Todd Schiffman

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Fortune Rise Acquisition Corp
Amendment No. 4 to Form S-1
Filed September 8, 2021
File No. 333-256511

Dear Mr. Schiffman:

This letter is in response to the letter dated September 30, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Fortune Rise Acquisition Corporation (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 4 to Form S-1

Risks Related to Our Possible Business Combination in China, page 9

1. Reference is made to the second and third paragraphs. We reissue in part comment 2. Please clarify that shareholders would not hold any ownership interest, direct or indirect, in the operating company in China and would merely have a contractual relationship with that company. Indicate the potential effect on investors and the value of their investment in the event the company was unable to enforce its contractual arrangements with a VIE.

Response: We acknowledge the comment and respectfully advise the Staff that we will not undertake our initial business combination with any entity that conducts a majority of its business in China (including Hong Kong and Macau). We have revised the cover page, prospectus summary on pages 4, 6, and 7, risk factors beginning on page 35, management discussion and analysis beginning on page 79 and proposed business beginning on page 84 to disclose such exclusion.

Prospectus Summary, page 7

2. We note your revisions in response to comment 5 that you will expressly exclude any target company whose financial statements have been audited by an accounting firm that is not subject to PCAOB inspection. Please revise to make clear the risk that if current policies change, even a target company whose financial statements have been audited by an accounting firm that is subject to PCAOB inspection in the past may not continue to be audited by a firm subject to PCAOB inspection after the business combination, and that as a result an exchange may determine to delist your securities.

Response: Please kindly refer to our response to comment 1 above.

Risks Associated with Acquiring and Operating a Business Outside of the United States and in China, page 33

3. As previously requested in comment 6, include cross-references to the more detailed discussion of these risks in the prospectus.

Response: Please kindly refer to our response to comment 1 above.

The Chinese government may exert substantial interventions and influences..., page 79

4. We reissue comment 9 in part. Please acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: Please kindly refer to our response to comment 1 above.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

Very truly yours,

By:	/s/ Yuanmei Ma
Yuanmei Ma
Chief Financial Officer

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC